
DEWEY ELECTRONICS CORPORATION

THE Dewey Electronics CORPORATION

ANNUAL REPORT 2003

DEWEY














DEWEY 2003

Contents

About the Company

The Dewey Electronics Corporation was incorporated in the State of New York in 1955. It has been a systems oriented military electronics research, development and design organization. Its manufacturing operations and its executive office have been located on 90 acres of land owned by the Company in Oakland, New Jersey since 1981. Its operations are now in two main segments: electronics, and leisure and recreation.

In the electronics segment, the Company is a diversified producer of electronic and electromechanical systems for the Armed Forces of the United States. The Company's Pitometer Log Division is a long-established manufacturer of ship speed and distance measuring instrumentation. Pitometer Log's primary customers are the U.S. Navy and other prime contractors such as shipbuilders.

In the leisure and recreation segment, the Company, through its HEDCO division, designs, manufactures and markets its advanced capability snowmaking machinery.

One of the Company's key competitive advantages is its ability to collaborate with its customers to anticipate and fulfill customer needs. The Company meets those needs by continuously improving its technology and by developing the skills of its employees.

For more information about The Dewey Electronics Corporation, please visit our website at www.deweyelectronics.com

DEWEY

2003

Quarterly Common Stock Price Range

	Fiscal Year 2003		Fiscal Year 2002	
Quarter	High	Low	High	Low
1st	$4.31	$3.80	$4.45	$3.25
2nd	4.00	3.29	5.00	4.05
3rd	4.10	3.83	4.05	3.55
4th	4.75	3.35	4.35	3.95

Selected Financial Data *(In thousands of dollars, except per share amounts)*

	Year ended June 30,				
	2003	2002	2001	2000	1999
Revenues	$6,362	$8,916	$10,886	$10,409 [2]	$8,632
Income before income taxes	477	1,459	1,838	1,543 [3]	935
Net income	286	875	1,103	926 [2][3]	561
Net income per share – basic	.21	.65	.82	.69	.42
Net income per share – diluted	.20	.63	.80	.69	.42
Cash dividends per common share	--	--	--	--	--
Total assets	$6,352	$6,818	$6,618	$5,325	$5,776
Long-term obligations	$1,371	$1,674	$2,269	$1,924	$2,427
Working capital	$4,028	$4,768	$4,728	$3,227	$2,413
Stockholders' equity	$4,367(1)	$4,253	$3,378	$2,275	$1,349

(1) (Stockholders' equity in fiscal year 2003 includes other comprehensive expense of $184.

(2) Revenues in fiscal year 2000 include $702 as a result of notification of the final closeout of a contract with the U.S. Navy.

(3) Income in fiscal year 2000 includes a charge for an inventory provision in the amount of $353.

Letter to Shareholders

To Our Fellow Shareholders:

I am pleased to report on the past fiscal year. It was one of internal development for the Company, as well as continued profit. Although net income and revenues were down, the Company reported net earnings of $.21 per basic share and $.20 per diluted share.

The internal development was in the form of business line expansion and improvements. During this past fiscal year, the Company continued to invest in efforts to improve its products and existing technologies. I believe these efforts, in large part, made possible the Company's new contract with the United States Army Communications-Electronic Command for the research and development of improvements to the current 2kW Generator Set for approximately $1.8 million. This was awarded September 9, 2003, and work under the contract is expected to continue into the next fiscal year ending 2005. This marks the Company's expansion into providing engineering, research and development services within the Defense Segment.

Also, the Company was recently recognized as one of the "New Jersey Technology Fast 50," the top 50 fastest growing technology firms in New Jersey between 1998 and 2002." The program sponsors include the New Jersey Technology Council, NASDAQ, Wachovia Bank, and Regional Business Partnership.

These positive developments did come at a time when our primary customer within the U.S. Army has had diminishing requirements. We are proud of the progress the Company has made during this past year, in these times of increased uncertainty. Over the past 48 years, the Company has faced many challenges and adapted well. I see that tradition continuing now.

On behalf of our directors and officers, I would like to thank our shareholders, employees and suppliers for their continued support.

Sincerely,

John H.D. Dewey,
President and CEO

October 31, 2003

PART

1

Business

The Dewey Electronics Corporation (the "Company") was incorporated in the State of New York in 1955. It is a systems oriented military electronics development, design and manufacturing organization based in Oakland, New Jersey. The Company is organized into two operating segments on the basis of the type of products offered. Each segment is comprised of separate and distinct businesses: the electronics segment and the leisure and recreation segment.

In the electronics segment, the Company is a producer of electronic and electromechanical systems for the Armed Forces of the United States. The Company provides its products in this segment either as a prime contractor or as a subcontractor for the Department of Defense.

The electronics segment is comprised mostly of the 2kW Generator product line and the Pitometer Log Divisions products. Pitometer Log is a long-established manufacturer of ship speed and distance measuring instrumentation. Its primary customers are the U.S. Navy and other prime contractors such as shipbuilders. Pitometer Log's business is derived from various orders, limited in scope and duration. These are generally for replacement parts and equipment for previous Company contracts with the Department of Defense (DOD) as well as business from other projects performed as a subcontractor.

Under the 2kW diesel operated tactical generator set contract, the Company has been the sole producer for the Department of Defense since 1997 under a contract awarded in 1996. In September 2001, the Company was awarded a new contract to provide the U.S. Army and other Department of Defense Agencies with this same 2kW diesel operated generator set. This new contract is a ten-year indefinite delivery, indefinite quantity contract which replaces the initial contract. The total amount of orders placed through August 31, 2003 amount to approximately $9 million. As with the prior contract, this contract allows for the U.S. Army to place annual production orders and to place additional interim orders. However, no assurances can be made that further orders will be placed or, if they are placed, the timing and amount of such orders.

In the leisure and recreation segment, the Company, through its HEDCO Division, designs, manufactures and markets advanced, sophisticated snowmaking equipment. It also supplies replacement parts for items no longer covered under warranty.

There are no intersegment sales.

The sales and operating profit of each industry segment and the identifiable assets attributed to each segment for the last three fiscal years ended June 30, 2003 are set forth in Note K – Operating Segments of the Notes to the Financial Statements.

During the last three fiscal years, there were no material expenditures for Company sponsored or customer-sponsored research and development activities.

Business Continued

Compliance with Federal, state and local environmental provisions has had no material effect upon capital expenditures, earnings or the competitive position of the Company. In addition, there are no material capital expenditures anticipated for environmental control facilities.

As of August 30, 2003, the Company had a work force of 33 employees, of whom 10 were technical or professional personnel. Last year at the same date, the work force included 34 employees, of whom 9 were technical or professional personnel. The reduction in workforce is the result of revised production schedules in the electronics segment of business. Fluctuations in the work force sometimes also result from the seasonal nature of the leisure and recreation segment of business.

Electronic Segment

This segment accounted for 99% of total revenues in fiscal 2003, 95% of total revenues in fiscal year 2002 and 99% of total revenues in fiscal 2001.

The electronics segment of business provides most of the Company's revenues. Virtually all of the electronic product revenues are attributable to business with the Department of Defense of the Federal Government or with other government contractors. Aside from replacement part and other short-term business, the Company's electronics segment revenues have in recent years been dependent upon single projects. Thus, until 1997 a single program, the ADCAP torpedo program with the U.S. Navy, was responsible for all of the Company's electronics segment revenues from long-term projects, and currently the tactical generator set program of the U.S. Army accounts for all such long-term revenues.

Since substantially all of the Company's electronics business is derived from contracts with various agencies of the United States Government (the "Government") or subcontracts with prime Government contractors, the loss of substantial Government business would have a material adverse effect on the business.



Power supply sub-assembly for indicator transmitter

For the most part, working capital requirements for the electronics segment of business are funded by progress payments provided by the Government.

All of the Company's contracts with the Government are subject to the standard provision for termination at the convenience of the Government.

Although raw materials are generally available from a number of suppliers, the Company is at times dependent upon a specific supplier or a limited number of suppliers of material for a particular contract and has occasionally experienced some delays in deliveries. Such delays have not had a material effect on operations; however, the Company cannot provide any assurances that future delays, if any, will not have a material adverse effect.

Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding this segment.

Leisure and Recreation Segment



Hedco tower mounted snowmaker

The leisure and recreation segment of business accounted for 1% of the Company's revenues in fiscal 2003, 5% of the Company's revenues in fiscal year 2002 and 1% of the Company's revenues in fiscal 2001.

Snowmaking equipment is sold to ski areas as original equipment or as replacements for existing equipment. Most snowmaking equipment is paid for in full at delivery to the customer. In other cases, such equipment is sold under a sales contract that provides for a substantial down payment and retention of a security interest in the equipment until full payment is received. Typically, full payment is made within one year. The Company has not experienced any losses due to resale of the equipment following default by customers. The Company services the equipment at the purchaser's expense after a warranty period that typically expires at the end of the snowmaking season in which the sale occurs.

The Company has sold snowmaking equipment to over three hundred different locations in the United States and abroad. Marketing has been performed by the Company's employees in the domestic market and by distributors and representatives in foreign markets. In the past several years, the foreign market represented a small amount of revenues, all from the sales of parts.

Orders for snowmaking equipment have normally been received during the first and fourth quarters of the fiscal year, though this pattern has been changing. For the most part, shipments are made and revenues recorded during the second quarter. Production usually takes place in the first and second quarters, and it is during this period that inventory is generated and working capital demands are the greatest.



Control box assembly

While there may be some temporary delays, problems regarding source and availability of raw materials have had no material adverse effect on operations of this segment.

Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding this segment.

Properties

The Company's 49,200 square foot facility at 27 Muller Road, Oakland, New Jersey, located on 90 acres of land owned by the Company, was constructed in 1981. This facility houses executive offices and manufacturing operations and is used primarily for the electronics segment of business. Approximately 90% of this facility is being utilized for production (one shift), staging and storage.

Under the terms of a mortgage note to Sovereign Bank described in Management's Discussion and Analysis of Financial Condition and Results of Operations, both the land and building are subject to the lien of a mortgage securing indebtedness in the amount of $388,672 at June 30, 2003. The Company also has a line of credit with the Bank, under which the Company may borrow up to an additional $500,000 that would be secured by a lien on substantially all of the Company's machinery, equipment and other personal property.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the "Selected Financial Data" and the Company's Financial Statements, including the related notes thereto, appearing elsewhere in this Annual Report. Certain statements in this report may be deemed "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, that address activities, events or developments that the Company or management intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this report are also subject to a number of material risks and uncertainties, including but not limited to economic, governmental, competitive and technological factors affecting the Company's operations, markets, products, services and prices and specifically, the factors discussed below under "Government Defense Business" and "Company Strategy". Such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

The Company's operating cycle is long-term and includes various types of products and varying delivery schedules. Accordingly, results of a particular period or period-to-period comparisons of recorded revenues and earnings may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

The sales and operating profit of each industry segment and the identifiable assets attributed to each segment for the last three fiscal years ended June 30, 2003, are set forth in Note K – Operating Segments of the Notes to the Financial Statements

Results of Operations

The Company's fiscal year ends on June 30. Accordingly, all references to years in this Management's Discussion refer to the fiscal year ended June 30 of the indicated year. Also, when referred to herein, operating profit means net sales less operating expenses. Some operating expenses, including general corporate expenses, have been allocated by specific identification or based on labor for items which are not specifically identifiable. In computing operating profit, none of the following items have been added or deducted: interest expense, income taxes, and non-operating other income and expenses.

Revenues

Revenues this year were 29% lower than last fiscal year and 42% lower than fiscal year 2001 which reflects the results in both the electronic segment and the leisure and recreation segment. Information about the Company's operations in the two segments are set forth in Note K – Operating Segments of the Notes to the Financial Statements and are discussed in further detail below.

In the electronics segment, revenues are recorded under defense contracts using the percentage of completion method of accounting. Revenues are recorded as work is performed based on the percentage that actual incurred costs bear in comparison to estimated total costs utilizing the most recent estimates of costs and funding. Since contracts typically extend over multiple reporting periods, revisions in cost and estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the estimated costs to complete a project indicate a loss, provision is made for the anticipated loss in the current period. For further information see Note A of the Notes to Financial Statements.


Generator Assembly

Electronic product revenues accounted for 99% of total revenues in 2003, 95% of total revenues in 2002 and 99% of total revenues in 2001.

In fiscal year 2003, 82% of the electronic product revenues were derived from production efforts towards providing the Armed Forces with diesel operated generator sets. These efforts provided 90% of this segment's revenues in fiscal year 2002 and 88% in fiscal year 2001. This decline in contribution to revenues is the result of reduced orders and the affected production levels. The Company has been producing under its contract for 2kW generator sets with deliveries being made according to the government provided delivery schedule. However, generators are being manufactured at a lower rate than last year due to declining customer requirements. Deliveries under production orders placed through June 30, 2003 are scheduled to continue through March 2004.

Since 1997, the Company has been the sole producer for the Department of Defense of 2kW diesel operated generator sets. In September 2001, the Company was awarded a new contract to provide the U.S. Army and other Department of Defense Agencies with this same 2kW diesel operated generator set. This new contract is a ten-year indefinite delivery, indefinite quantity contract which replaces the initial contract described above. As with the prior contract, this contract allows the Army to place production orders annually and to place additional interim orders. The total amount of orders that were placed through June 30, 2003 is approximately $9 million. The Company experiences variable amounts of material receipts from time to time during the normal course of business. Material receipts are dependent upon the receipt of orders, project requirements and vendor delivery schedules. As the Company uses the percentage of completion method of accounting to record revenues, material costs have an impact upon recorded revenues (see Note A, Revenue Recognition of the Notes to Financial Statements).

On September 10, 2003, the Company received an additional order in the amount of approximately $1 million for the production of 2kW generator sets. Production of this order is anticipated to be completed in May 2004.

The Company's Pitometer Log Division provided the remaining 18% of electronic product revenues in 2003, 10% in 2002 and 12% of electronic product revenues in 2001. Production efforts in this division have increased compared to recent years as a result of increased orders from government agencies and from shipbuilders. These orders are more short term and more limited in scope and are generally for replacement parts for previously supplied Department of Defense equipment and other projects performed as a subcontractor. A large part of these orders are attributable to the Division's speed and distance measuring instrumentation for the U.S. Navy.

The aggregate value of the Company's backlog of electronic products not previously recorded as revenues was approximately $2 million on June 30, 2003, $4 million on June 30, 2002 and $6 million on June 30, 2001. Almost all of this backlog was attributable to the U.S. Army contract for diesel operated tactical generator sets. It is estimated that the present backlog will be shipped during the next 12 months and recognized as fiscal year 2004 revenues.

Leisure and Recreation

In the leisure and recreation segment, there were no snowmaking machine sales made during fiscal year 2003. The sale of snowmaking machines accounted for revenues of $380,500 in fiscal year 2002 and $42,000 in revenues in 2001. There were no export sales of snowmaking machines during the last three fiscal years.

During 2003, the Company completed a review of this segment and its position in this market. Following this review, enhancements were designed to simplify the operation of the snowmaker, and provide the option of remote control and monitoring. Furthermore, marketing efforts were revised. Since the end of fiscal year 2003, the first phase of snowmaker enhancements has been completed, and will be in all new models.

The remaining revenues in this segment were derived from the sale of replacement parts no longer covered under warranty.

As of June 30, 2003 and 2002, the Company had no backlog of orders for snowmaking machines. As of June 30, 2001, the Company had $81,000 backlog of orders for snowmaking machines.

Since the end of fiscal year 2003, the Company has received orders for snowmaking machines in the amount of $243,200.

Gross Profit

Gross Profit was 27% in 2003, 31% in 2002 and 27% in 2001.

In the electronics segment, gross profit was 27% of revenues as a result of continued production efforts towards the contract for diesel operated tactical generator sets. In 2002, gross profit was 32% and in 2001, gross profit was 27%.

Selling, General and Administrative Expenses

In 2003, selling, general and administrative expenses of $1,185,869 were 19% of revenues. In 2002 these expenses of $1,264,189 were 14% of revenues, and in 2001 they were $1,017,002 or 9% of revenues. The reduction of expenses this year is the result of the Company's cost reduction program.

Operating Profit

Operating profit for the fiscal year ended June 30, 2003 was $500,263 or 8% of revenues. In fiscal year 2002, operating profit was $1,538,923 or 17% of revenues and in fiscal year 2001, $1,970,037 or 18% of revenues. A lower gross profit is being realized on the efforts made toward the generator set contract with the U.S. Army. This is partially attributed to the lower volume requirements.

The Company has initiated and presented an alternate delivery schedule for existing generator orders, which has been accepted by its customer. This revised delivery schedule is intended to allow the Company to focus production, during its first and second fiscal quarters of 2004, on snowmaking machines for sales and inventory purposes. As a result, the Company anticipates a reduced production level towards the generator sets during the first fiscal quarter, and a condensed production schedule beginning late in the second fiscal quarter and continuing through the fiscal year.

The revenues and operating profit of each industry segment and the identifiable assets attributed to each segment for the last three fiscal years ended June 30, 2003 are set forth in Note K – Operating Segments of the Notes to the Financial Statements.

Interest Expense

Interest expense for the past three years amounted to $57,079 in 2003, $97,242 in 2002, and $153,681 in 2001. This reduction in interest expense is attributed to principal reduction payments made towards the Company's mortgage note combined with a reduced interest rate, which was effective in December 2001.

Other Income-Net

Amounts reported as other income represent the net effect of interest and miscellaneous items such as the sale of scrap, bank transaction fees and other like items.a

In fiscal year 2003, other income of $34,218 includes interest income of $32,088 and the net effect of miscellaneous fees and net discounts of $2,130 income.

Other income of $17,511 for fiscal year 2002 was comprised of interest income of $20,432 and the net expense of miscellaneous fees and discounts of $2,921.

Other income of $21,836 for fiscal year 2001 was comprised of interest income of $7,785 and the net effect of miscellaneous items and scrap sales of $14,051.

Income Taxes

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards.

The provision for income taxes for the fiscal years 2003, 2002, and 2001 was at an effective rate of 40%.

Inflation

Historically, inflation and price changes have not had a material effect on operations.

Liquidity and Capital Resources

The Company's principal capital requirements are to fund working capital needs and any debt servicing requirements and capital expenditures. The Company's borrowing capacity has remained above its use of outside financing. Management believes that the Company's future cash flow from operations, combined with its existing line of credit will be sufficient to support working capital requirements and capital expenditures at their current or expected levels.

Management also believes that it can continue to meet the Company's short-term liquidity needs through a combination of progress payments on government contracts (based on costs incurred) and billings at the time of delivery of products.

At June 30, 2003, the Company's working capital was $4,028,421 compared to $4,768,198 at June 30, 2002.

The ratio of current assets to current liabilities was 7.56 to 1 at June 30, 2003 and 6.35 to 1 the prior year.

During fiscal year 2003, operations used $269,342 net cash compared to operations providing net cash of $2,359,268 in 2002 and $1,074,114 net cash provided in 2001.

During 2003, net cash used in operations was comprised primarily of net income before depreciation and amortization and a decrease in (billing of) contract costs and related estimated profits in excess of billings. These amounts were more than offset primarily by an increase in (not yet collected) accounts receivable, a decrease in (payment of) accounts payable and a decrease (payments made) in pension costs accrued.

During 2002, net cash provided by operations consisted primarily of net income before depreciation and amortization, collections of accounts receivable and the billing and collection of contract costs and related estimated profits in excess of applicable billings. These costs were billed as deliveries were made on the Company's long-term projects.

In 2001, net cash provided by operations consisted primarily of net income before depreciation and amortization, collections of accounts receivable, reductions in inventories and the accrual of corporate income taxes, all of which were almost entirely offset by an increase in unbilled contract costs and related estimated profits in excess of applicable billings.

During 2003, investing activities used $694,666 in net cash, which was used for expenditures for plant, property and equipment. Included in this amount was $577,352, which was used by the Company to continue to invest in efforts to improve technologies in its generator product line. These efforts primarily involve engineering and design related to the generator and other related fields of business. The Company intends to continue investing in development efforts and anticipates that future spending toward the ongoing efforts will be approximately $200,000, though actual amounts may vary.

The Company is also anticipating making further capital expenditures for equipment in the amount of approximately $200,000 during its fiscal year 2004. This includes a commitment as of June 30, 2003 to purchase a new machining center for use in manufacturing in the amount of approximately $150,000. The Company plans to fund anticipated expenditures for development efforts and equipment from its operating activities.

During 2002, investing activities used $327,447 in net cash. This amount consisted of capital expenditures for building improvements, tooling and equipment, which included the Company's investment in the expansion of existing technologies related to its businesses and to support new business development. In fiscal year 2001, net cash of $63,252 was used in investing activities for capital expenditures for building improvements, tooling and equipment.

Net cash used in financing activities during 2003 amounted to $549,376. Principal payments made towards the Company's long-term debt of $560,938 includes a voluntary principal reduction payment of $500,000. Proceeds from the sale of treasury stock sold through the Company's employee stock option plan amounted to $11,562.

Net cash used in financing activities in 2002 amounted to $618,985 of principal payments made toward the Company's long-term debt. In 2001, net cash used in financing activities amounted to $97,090.

On December 27,2001, the Company and Sovereign Bank agreed to revised terms of the mortgage note agreement. The renewed agreement, among other items, revised the interest rate from a fixed rate of 8.25% to the Bank's prime rate plus .5% with a floor of 6%. In addition, the maturity date was extended from October 2002 to January 2005.

The Company also has a line of credit agreement with Sovereign Bank in the amount of $500,000 at the rate of .25% plus the Bank's prime rate, which may be renewed on October 31 of each year. The Bank had also agreed to extend the Company's line of credit of $500,000 through October 2003 at the rate of the Bank's prime rate plus .25%. As of June 30, 2003, there were no outstanding borrowings against this line of credit facility. Management believes that this line of credit agreement will again be renewed.

The Mortgage Note is secured by a first mortgage on all of the Company's land and it's building. Borrowings under the line of credit arrangement are secured by a first lien on all of the Company's machinery, equipment and other personal property.

The Company also has a note payable to a co-founder (shareholder) in the amount of $200,000, bearing the interest rate of 9% per annum. This note is unsecured and has been classified on the balance sheet as a long-term liability because it is subordinate to the mortgage note with the Bank.

The Company owns approximately 90 acres of land and the building, which it occupies in Bergen County, New Jersey, adjacent to an interchange of Interstate Route 287. The Company is continuing to actively pursue possible methods of monetizing this property by its sale and/or development. The Company has retained one of the largest commercial real estate brokerage houses serving the New York – New Jersey region to assist in these efforts.

Recent Pronouncements

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was approved by the FASB. SFAS No. 142 changes its accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company implemented SFAS No. 142 on July 1, 2002 and this statement had no material impact on its financial position or results of operations.

On June 29, 2001, SFAS No. 143 "Accounting for Asset Retirement Obligations" was approved by the FASB. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company adopted SFAS No. 143 on July 1, 2002 and this statement had no material impact on its financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. This standard applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company implemented SFAS No. 144 on July 1, 2002, and this statement did not have a material impact on its results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". In addition to amending and rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS No. 145 precludes companies from recording gains and losses from the extinguishments of debt as an extraordinary item. The Company adopted SFAS No. 145 effective June 1, 2002. The adoption of this pronouncement did not have a material impact on the results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company's adoption of this pronouncement did not have a material effect on the results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others- an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. However, the disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Management has determined that FIN 45 is not applicable as the Company is not currently a guarantor of indebtedness or other obligations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation,"(SFAS No. 123) and is effective immediately upon issuance. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation as well as amending the disclosure requirements of Statement No. 123 to require interim and annual disclosures about the method of accounting for stock based compensation and the effect of the method used on reported results. The Company follows the requirements of APB Opinion No. 25 and the disclosure only provision of SFAS No. 123, as amended by SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46, " Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. However, certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management has determined that FIN 46 is not applicable as the Company is not currently associated with any variable interest entities.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe the adoption of this standard will have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with

Recent Pronouncements (Continued)

Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Statement is effective for financial instruments entered into or modified after May 31, 2003. It applies in the first interim period beginning after June 15, 2003, to entities with financial instruments acquired before May 31, 2003. The adoption of this statement did not have a material impact on the Company's results of operation or financial condition.

Government Defense Business

The electronics segment of business provides most of the Company's revenues and is comprised of business with the U.S. Department of Defense or with other government contractors. It consists of long-term contracts and short-term business such as replacement parts.

Long-term contracts have been dependent upon single projects and until 1997, a single program, the ADCAP torpedo program with the U.S. Navy was the primary source of the Company's revenues. In 1996, the Company was awarded a contract with the U.S. Army to provide diesel operated tactical generator sets. This program has since become the Company's primary source of revenues.

On September 7, 2001, the Company was awarded a ten-year contract to provide the U.S. Army and other Department of Defense Agencies with 2kW diesel operated generator sets. This ten-year indefinite delivery, indefinite quantity contract replaces the initial contract under which the Company has been the sole producer of this generator for the Army since 1997. These generators are currently being fielded by both active and reserve components of the U.S. Armed Forces.

As with the prior contract, this new contract to supply 2kW diesel operated generator sets allows for the U.S. Army to place production orders annually and to place additional interim orders. Orders under this new contract were received as final deliveries were being made on the prior contract and production of these orders has begun. The amount of orders received under this contract is approximately $9 million through June 30, 2003. An additional order of approximately $1 million was received on September 10, 2003.

The Army has been ordering 2kW generators at a reduced volume when compared to previous years. Thus, the Company is currently delivering at a reduced rate, which is responsible for the reduction in revenues. As the contract allows, additional orders may be made by the Army, although no assurances can be made that it will do so, or if there are additional orders, the amount and timing thereof. Moreover, periods of heightened national security and war have often introduced new priorities and demands, external delays, and increased uncertainty into the defense contracting marketplace. Management is continuing to explore additional sources of revenue as discussed below in the section "Company Strategy".

It should be recognized that Department of Defense business is subject to changes in military procurement policies and objectives and to government budgetary constraints and that the Company bids for Department of Defense business in competition with many defense contractors, including firms that are larger in size and have greater financial resources.
All of the Company's contracts with the United States Government (the "Government") are subject to the standard provision for termination at the convenience of the Government.

Since substantially all of the Company's electronics business has been derived from contracts with various agencies of the Government or subcontracts with prime Government contractors, the loss of substantial Government business (including a material reduction of orders under existing contracts) would have a material adverse effect on the business.

Company Strategy

During this past fiscal year, the Company has continued to invest in its efforts to improve its products and existing technologies. This effort is focused primarily on the existing generator set product line and involves market research, engineering and design. The scope of these efforts includes the development of an improved product, which is in accordance with current customer interests and future requirements. The areas of such development include sound reduction, reduced weight, fuel and environmental requirements. The Company has been working with government representatives to coordinate our efforts.

The Company has also increased its government sales and marketing capacity. This is part of

Company Strategy

its existing strategy to build stronger relations with its customers, while working to develop new business.

Other companies have announced intentions of developing similar products. Some of these companies have greater financial and/or technical resources than we do. However, management believes that despite inherent risks and uncertainties, these efforts are important to the Company's business and future growth. As with all projects of this nature, no assurances can be made that such product development work will be successful or that the Company will achieve its desired results. See the discussion above under "Liquidity and Capital Resources".

The Department of Defense budgeting process is one of an extended time frame. The process of including expenditures in its budget could take a minimum of 12 to 24 months. In addition, approval of this budget does not guarantee the expenditure actually being made and particularly the receipt of an award by the Company.

The Company has many years of experience in contracting with the Department of Defense and has received many contracts to provide various types of products and services. Utilizing some of this experience, the Company is continuing to explore other areas of business, which are capable of providing continued stability and growth.

Other Developments

On September 9, 2003, the Company was awarded a "cost plus fixed fee" research and development contract. This contract with the U.S. Army Communications – Electronic Command, CECOM Acquisition Center, Washington is in the amount of approximately $1.8 million. The contract is for the research and development of improvements to the current 2kW diesel operated generator set. Work on this contract will be performed at the Company's location in Oakland, New Jersey and is expected to continue into next fiscal year ending 2005.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions affect the application of our accounting policies. Actual results could differ from these estimates. Our significant accounting policies are described in the Notes to the Financial Statements contained herein. Critical accounting policies are those that require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. The Company's critical accounting policies include revenue recognition on contracts and contract estimates, pensions, long-lived assets, and valuation of deferred tax assets and liabilities.

In the electronics segment, revenues and estimated earnings are recorded under defense contracts using the percentage of completion method of accounting, measured as the percentage of costs incurred to estimated total costs at completion of each contract. See Note A to the Financial Statements.

The Company has a defined benefit pension plan covering substantially all of its employees. The Company accounts for its defined benefit pension plan in accordance with SFAS No. 87 – "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining the Company's pension income or expense in accordance with SFAS No. 87 is the expected return on plan assets. The Company has assumed, based upon the types of securities the plan assets are invested in and the long-term historical returns of these investments, that its assumed discount rate will be 5.83% in 2003, compared with 7.0% in 2002. The assumed long-term rate of return on assets is applied to the market-related value of plan assets at the end of the previous year. This produces the expected return on plan assets that is included in annual pension income or expense for the current year. The cumulative difference between this expected return and the actual return on plan assets is deferred and amortized into pension income or expense over future periods. Today's volatile and declining market is having a greater impact on the Company. As noted above, since the value of the Company's pension assets at fiscal year-end 2003 was less than the accumulated pension benefit obligation, the Company recorded a $183,642 non-cash charge to stockholders' equity and an additional long-term pension liability of $306,071. The charge to equity did not affect net income and is recorded net of deferred taxes. See Note G of the Notes to Financial Statements for additional pension disclosures.

BALANCE SHEETS

	June 30, 2003	June 30, 2002
ASSETS:		
CURRENT ASSETS:		
Cash and cash equivalents	**$1,989,703**	$3,503,087
Accounts receivable (includes U.S. Government receivable of approximately $750,000 in 2003 and $100,000 in 2002) less allowance for doubtful accounts of $10,138 in 2003 and $20,000 in 2002	**756,265**	267,331
Inventories	**552,180**	506,817
Contract costs and related estimated profits in excess of billings	**1,079,702**	1,272,569
Deferred tax asset	**105,682**	30,563
Prepaid expenses and other current assets	**158,905**	78,421
TOTAL CURRENT ASSETS	**4,642,437**	5,658,788
PROPERTY, PLANT AND EQUIPMENT:		
Land and improvements	**601,577**	591,149
Building and improvements	**1,873,333**	1,873,333
Machinery and equipment	**3,364,329**	2,692,119
Furniture and fixtures	**194,717**	182,689
	6,033,956	5,339,290
Less accumulated depreciation	**4,378,125**	4,302,531
	1,655,831	1,036,759
OTHER NON-CURRENT ASSETS	**54,019**	122,148
TOTAL ASSETS	**$6,352,287**	$6,817,695
LIABILITIES AND STOCKHOLDERS' EQUITY:		
CURRENT LIABILITIES:		
Trade accounts payable	**$336,445**	$467,427
Accrued expenses and other liabilities	**195,354**	149,016
Accrued corporate income taxes	**15,223**	100,166
Accrued pension costs	**6,056**	113,043
Current portion of long-term debt	**60,938**	60,938
TOTAL CURRENT LIABILITIES	**614,016**	890,590
LONG-TERM DEBT	**327,734**	888,672
LONG-TERM PENSION LIABILITY	**278,913**	61,172
DEFERRED TAX LIABILITY	**564,214**	524,212
DUE TO RELATED PARTY	**200,000**	200,000
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $1.00; authorized 250,000 shares, issued and outstanding, none	**—**	—
Common stock, par value $.01; authorized 3,000,000 shares; issued and outstanding 1,693,397 in 2003 and 2002	**16,934**	16,934
Paid-in capital	**2,817,474**	2,835,307
Accumulated earnings	**2,207,346**	1,920,905
Accumulated other comprehensive loss	**(183,642)**	—
	4,858,112	4,773,146
Less: Treasury stock, 333,866 shares in 2003 and 353,866 shares in 2002, at cost	**(490,702)**	(520,097)
TOTAL STOCKHOLDERS' EQUITY	**4,367,410**	4,253,049
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$6,352,287**	$6,817,695

See notes to the financial statements

STATEMENTS OF INCOME

	Years ended June 30,		
	2003	2002	2001
Revenues	**$6,361,832**	$8,916,049	$10,886,100
Cost of revenues	**4,675,700**	6,112,937	7,899,061
Gross profit	**1,686,132**	2,803,112	2,987,039
Selling, general and administrative expenses	**1,185,869**	1,264,189	1,017,002
Operating profit	**500,263**	1,538,923	1,970,037
Interest expense	**(57,079)**	(97,242)	(153,681)
Other income – net	**34,218**	17,511	21,836
Income before income tax provision	**477,402**	1,459,192	1,838,192
Provision for income tax	**(190,961)**	(583,677)	(735,277)
NET INCOME	**$286,441**	$875,515	$1,102,915
NET INCOME PER COMMON SHARE – BASIC	**$.21**	$.65	$.82
NET INCOME PER COMMON SHARE – DILUTED	**$.20**	$.63	$.80

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock						Treasury stock at cost	
	Shares	Amount	Paid-in capital	Accumulated Earnings/ (Deficit)	Other Compre hen-sive Income	Accumulated Other Comprehensive (loss)	Shares	Amount
Balance, June 30, 2000	1,693,397	$16,934	$2,835,307	$(57,525)	$ --	$ --	353,866	$(520,097)
Net income	--	--	--	1,102,915	--	--	--	--
Balance, June 30, 2001	1,693,397	16,934	2,835,307	1,045,390	--	--	353,866	(520,097)
Net income	--	--	--	875,515	--	--	--	--
Balance, June 30, 2002	1,693,397	16,934	2,835,307	1,920,905	--	--	353,866	(520,097)
Net income	--	--	--	286,441	286,441	--	--	--
Other comprehensive expense, net of tax:								
Minimum pension liability adjustment	--	--	--		(183,642)	(183,642)	--	--
Exercise of stock options	--	--	(17,833)	--	--	--	(20,000)	29,395
Balance, June 30, 2003	1,693,397	$16,934	$2,817,474	$2,207,346	$102,799	$(183,642)	333,866	$(490,702)

See notes to the financial statements

Statements of Cash Flows

	Years ended June 30,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$286,441**	$ 875,515	$1,102,915
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:			
Depreciation	**75,594**	83,725	112,170
Amortization	**10,811**	4,182	4,182
Deferred income tax (benefit)/provision	**(35,117)**	(20,505)	223,888
(Increase)/Decrease in accounts receivable	**(479,072)**	959,273	123,361
(Decrease) in doubtful accounts	**(9,862)**	--	--
(Increase)/Decrease in inventories	**(45,363)**	(5,137)	32,501
Decrease/(Increase) in contract costs and related estimated profits in excess of applicable billings	**192,867**	517,882	(702,588)
(Increase) in prepaid expenses and other current assets	**(80,484)**	(23,893)	(20,679)
(Decrease)/Increase in accounts payable	**(130,982)**	149,369	(16,643)
Increase/(Decrease) in accrued expenses and other liabilities	**46,338**	(39,077)	29,890
(Decrease)/Increase in pension costs accrued	**(15,570)**	(46,000)	3,271
(Decrease)/Increase in corporate income taxes	**(84,943)**	(96,066)	181,846
Total adjustments	**(555,783)**	1,483,753	(28,801)
Net cash (used in)/provided by operating activities	**(269,342)**	2,359,268	1,074,114
CASH FLOWS FROM INVESTING ACTIVITIES:			
Expenditures for plant, property and equipment	**(694,666)**	(327,447)	(63,252)
Net cash (used in) investing activities	**(694,666)**	(327,447)	(63,252)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments of long-term debt	**(560,938)**	(618,985)	(97,090)
Treasury stock sold	**11,562**	--	--
Net cash (used in) financing activities	**(549,376)**	(618,985)	(97,090)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**(1,513,384)**	1,412,836	913,772
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**3,503,087**	2,090,251	1,176,479
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$1,989,703**	$3,503,087	$2,090,251
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	**$59,889**	$103,271	$157,786
Interest received	**$32,088**	$10,443	$7,785
Corporate income taxes paid	**$220,325**	$685,000	$329,543

See notes to the financial statements.

A. Summary of Significant Accounting Policies

1. Revenue Recognition

Revenues and estimated earnings under defense contracts are recorded using the percentage-of-completion method of accounting, measured as the percentage of costs incurred to estimated total costs for each contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

In the Leisure and Recreation segment, revenues and earnings are recorded when deliveries are made and title and risk of loss have been transferred to the customer and collection is probable.

2. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

3. Fair Value of Financial Instruments

The fair values of the Company's long-term debt and line of credit borrowings are estimated based upon interest rates currently available for borrowings with similar terms and maturities and approximate the carrying values.

Due to the short-term nature of cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, their carrying value is a reasonable estimate of fair value.

4. Inventories

Cost is determined by the first-in, first-out (FIFO) method.

Inventories are valued at the lower of cost or market. Components of cost include materials, direct labor and factory overhead.

5. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Allowance for depreciation is provided on a straight-line basis over estimated useful lives of three to ten years for machinery and equipment, ten years for furniture and fixtures, and twenty years for building and improvements.

7. Loan Fees

Loan fees are capitalized by the Company and amortized utilizing the straight-line basis over the term of the loan.

8. Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying values of long-lived assets may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. Management believes that, as of June 30, 2003, the carrying values of such assets are not impaired.

9. Recent Pronouncements

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was approved by the FASB. SFAS No. 142 changes its accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company implemented SFAS No. 142 on July 1, 2002 and this statement had no material impact on its financial position or results of operations.

On June 29, 2001, SFAS No. 143 "Accounting for Asset Retirement Obligations" was approved by the FASB. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company adopted SFAS No. 143 on July 1, 2002 and this statement had no material impact on its financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. This standard applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company implemented SFAS No. 144 on July 1, 2002, and this statement did not have a material impact on its results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". In addition to amending and rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS No. 145 precludes companies from recording gains and losses from the extinguishments of debt as an extraordinary item. The Company adopted SFAS No. 145 effective June 1, 2002. The adoption of this pronouncement did not have a material impact on the results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company's adoption of this pronouncement did not have a material effect on the results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure

Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others- an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. However, the disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Management has determined that FIN 45 is not applicable as the Company is not currently a guarantor of indebtedness or other obligations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation,"(SFAS No. 123) and is effective immediately upon issuance. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation as well as amending the disclosure requirements of Statement No. 123 to require interim and annual disclosures about the method of accounting for stock based compensation and the effect of the method used on reported results. The Company follows the requirements of APB Opinion No. 25 and the disclosure only provision of SFAS No. 123, as amended by SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46, " Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. However, certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management has determined that FIN 46 is not applicable as the Company is not currently associated with any variable interest entities.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe the adoption of this standard will have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Statement is effective for financial instruments entered into or modified after May 31, 2003. It applies in the first interim period beginning after June 15, 2003, to entities with financial instruments acquired before May 31, 2003. The adoption of this statement did not have a material impact on the Company's results of operation or financial condition.

B. Inventories

Inventories consist of:	June 30, 2003	June 30, 2002
Finished goods	**$93,288**	$68,258
Work in progress	**100,308**	137,268
Raw materials	**358,584**	301,291
Net inventory	**$552,180**	$506,817

C. Costs and Estimated Earnings on Uncompleted Contracts

	June 30, 2003	June 30, 2002
Costs incurred on contracts in progress	**$10,332,794**	$29,699,515
Estimated contract profit	**2,346,080**	10,583,373
	12,678,874	40,282,888
Less: billings to date	**11,599,172**	39,010,319
	$1,079,702	$ 1,272,569

Included in the accompanying balance sheets under the following caption:

	June 30, 2003	June 30, 2002
Contract costs and related estimated profits in excess of applicable billings	**$1,079,702**	$1,272,569

D. Stock Option Plan

On December 2, 1998, the Employee Stock Option Committee adopted a Stock Option Plan of 1998 which granted incentive stock options to various executives and key employees to purchase shares of common stock. Options were granted at fair market value of the stock on the date of grant and are exercisable over a ten-year period beginning December 2, 1999 to September 12, 2010. At the Annual Meeting of Stockholders on December 5, 2001, this stock option plan was amended and restated among other things to increase the number of shares which may be issued under the plan by 25,000 shares, from 60,000 to 85,000.

The changes in the number of shares under option are as follows:

	Number of Shares	Exercise Price	
Balance June 30, 2000	27,500	$.5781	
Granted during 2001	13,000	$1.625	
Excercised	—	—	
Balance, June 30, 2001	40,500	$.9141	Weighted Average
Granted during 2002	—	—	
Exercised	—	—	
Balance, June 30, 2002	40,500	$.9141	Weighted Average
Granted during 2003	22,000	$3.93	
Exercised	(20,000)	$(.5781)	
Balance, June 30, 2002	42,500	$2.034	Weighted Average
Exercisable at June 30, 2003	20,500	$1.241	Weighted Average

Also, at the Annual Meeting of Stockholders on December 5, 2001, the Company adopted a Stock Option Plan for Non-Employee Directors. The number of shares issuable upon exercise of options, which may be granted under this Plan, shall not exceed 50,000 shares of common stock. No options have been granted under this plan.

Listed below is a summary of the stock options outstanding and exercisable at June 30, 2003.

Outstanding

Exercise Price Range	Options	Weighted Average Exercise Price	Weighted Average Remaining Life-Years
$.578125	7,500	$.578125	6.5
$1.625	13,000	$1.625	7.2
$3.93	22,000	$3.93	9.5
	42,500		

Exercisable

Exercise Price Range	Options	Weighted Average Exercise Price
$.578125	7,500	$.578125
$1.625	13,000	$1,625
	20,500	

For purposes of the disclosure required under SFAs No. 148, the fair value of each option was estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair value of options granted was $3.93 per option in 2003, and $1.625 per option in 2001.

E. Long-Term Debt

Long-term debt at June 30, consists of:

	2003	2002
Mortgage Note payable to Sovereign Bank due in monthly installments of $5,078 plus interest with a final maturity in January 2005.	**$388,672**	$949,610
Less current portion:	**60,938**	60,938
	$327,734	$888,672

On December 27, 2001, the Company and its primary Bank agreed to revised terms of its Mortgage Note agreement. The renewed agreement, among other items, revised the interest rate from a fixed rate of 8.25% to the Bank's prime rate plus .5% with a floor of 6%. In addition, the maturity date was extended from October 2002 to January 2005.

The Bank had also agreed to provide a $500,000 line-of-credit facility to be evidenced by promissory notes. This line of credit, which may be renewed on an annual basis, was renewed in November 2002 at a rate of .25% plus the prime rate. The prime rate at June 30, 2003 was 4.00%. There were no outstanding borrowings against the line-of-credit facility at June 30, 2003. Any outstanding borrowings under the line of credit will become due and payable on October 31 of each year.

The Mortgage Note is secured by a first mortgage on the Company's land and its building. Borrowings under the line-of-credit arrangement are secured by a first lien on all of the Company's machinery, equipment and other personal property. This borrowing arrangement with the bank contains no financial ratio or other debt covenants. The Company made voluntary principal reduction payments of $500,000 in June 2000, August 2001 and November 2002.

Aggregate annual principal payments applicable to long-term debt for the years subsequent to June 30, 2003, based on the mortgage loan agreement in place at June 30, 2003 are:

2004	$60,938
2005	327,734
	$388,672

Management has evaluated its indebtedness and has determined based on interest rates and related terms that the fair value of such debt approximates its carrying value.

F. Taxes on Income

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and b) operating loss and tax credit carryforwards.

Based on pre-tax income of $477,402, $1,459,192, and $1,838,192 for the years ended June 30, 2003, 2002 and 2001, respectively, the relevant income and balance sheet accounts are detailed below:

Provision for income taxes	Years ended June 30,		
	2003	2002	2001
Deferred			
Federal	**($34,609)**	($16,795)	$215,048
State	**($508)**	($3,710)	$8,840
Current			
Federal	**$182,603**	$468,238	$337,112
State	**$43,475**	$135,944	$174,277
	$190,961	$583,677	$735,277

Deferred tax assets and liabilities as of June 30, 2003 and June 30, 2002 consisted of the following:

	2003	2002
Deferred tax assets: (Current)		
Vacation accrual	$32,082	$30,563
Pension payments made over expense	73,600	--
Total	$105,682	$30,563
Deferred tax liabilities: (Non-Current)		
Depreciation	$564,214	$ 524,212

Reconciliation of the U.S. statutory rate with the Company's effective tax rate is summarized as follows:

	Years ended June 30,		
	2003	2002	2001
Federal statutory rate	**34.0%**	34.0%	34.0%
State income taxes net of federal benefit	**6.0%**	6.0%	6.0%
Effective Rate	**40.0%**	40.0%	40.0%

G. Pension Plan

The Company has a non-contributory defined benefit retirement plan covering all its employees. The plan is qualified under the Internal Revenue Code. The method of determining the accrued benefit of an employee is the amount equal to .8% of an employee's average monthly salary times the number of years employed by the Company, to a maximum of 35 years. The Company's policy is to contribute the amounts allowable under Internal Revenue Service regulations. The plan assets are invested primarily in a fixed income investment account..

Net pension expense consists of the following:

	Years ended June 30,		
	2003	2002	2001
Service cost	**$25,488**	$22,753	$17,700
Interest cost on projected benefit obligations	**55,516**	56,801	52,666
Expected return on assets	**(35,869)**	(37,745)	(37,503)
Net amortization and deferrals	**14,403**	26,763	21,788
Net pension expense	**$59,538**	$68,572	$54,651

SFAS 87, "Employers' Accounting for Pensions," requires that a minimum pension liability be recorded if the value of pension assets is less than the accumulated pension benefit obligation. Since this condition existed as of June 30, 2003, the Company recorded a non-cash charge of $183,642 to stockholders' equity and a long-term pension liability of $306,071. The accrued pension obligation includes the additional long-term pension liability and is net of prepaid pension costs. The charge to equity did not affect net income and is recorded net of deferred taxes of $122,429.

	June 30,	
	2003	2002
Actuarial present value of benefit obligations:		
Accumulated benefit obligation	$976,632	$756,561
Projected benefit obligation	1,050,379	835,513
Plan assets at fair value, consisting of investments held in a fixed income investment account	691,663	498,686
Projected benefit obligation in excess of plan assets	358,716	336,827
Unrecognized net (loss)	(352,660)	(172,984)
Prior service cost not yet recognized in net periodic pension cost	--	(7,325)
Adjustment required to recognize minimum liability	278,913	101,357
Accrued pension cost	$284,969	$257,875
Weighted average assumptions as of December 31:		
Expected long-term rate of return on plan assets:	7.5%	7.5%
Discount rate:	5.83%	7.00%
Salary increase:	3.0%	3.5%

H. Income Per Share

Net income per share has been presented pursuant to the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". Basic net income per share is computed by dividing reported net income available to common shareholders by weighted average shares outstanding for the period. Diluted net income per share is computed by dividing reported net income available to common shareholders by weighted average shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method.

The tables below set forth the reconciliation of the numerators and denominators of the basic and diluted net income per common share computations.

	Twelve Months Ended June 30, 2003		
	Income	Shares	Per Share Amount
Basic Net Income per common share	$286,441	1,359,531	$.21
Effect of dilutive Securities	—	43,275	$(.01)
Diluted net income per common share	$286,441	1,402,806	$.20

	Twelve Months Ended June 30, 2002		
	Income	Shares	Per Share Amount
Basic Net Income per common share	$875,515	1,339,531	$.65
Effect of dilutive Securities	—	40,500	—
Diluted net income per common share	$875,515	1,380,031	$.63

	Twelve Months Ended June 30, 2001		
	Income	Shares	Per Share Amount
Basic Net Income per common share	$1,102,915	1,339,531	$.82
Effect of dilutive Securities	—	37,900	—
Diluted net income per common share	$1,102,915	1,377,431	$.80

I. Related Party Transaction

Due to Related Party represents notes payable to a founder (stockholder) of the Company, at an interest rate of 9% per annum. The notes are due upon demand and are subordinate to the mortgage note held by Sovereign Bank. The founder (stockholder) agreed not to seek repayment of the notes until the mortgage loan has been repaid. Accordingly, the notes have been classified as long-term obligations.

J. Other Income

Other income/(expense) consists of the following for the year ended June 30:

	2003	2002	2001
Sales of scrap and miscellaneous income/(expense)-net	**$2,130**	$(2,921)	$14,051
Interest	**32,088**	20,432	7,785
	$34,218	$17,511	$21,836

K. Operating Segments

The Company operates in two industries: electronics, and leisure and recreation. Operations in the electronics industry is primarily related to supplying electronics and electrical products and systems for the United States Government as a prime contractor or subcontractor. Operations in the leisure and recreation industry involve the production and sale of snowmaking machinery and servicing of such machinery at the purchaser's expense beyond the warranty period. Total revenue by industry represents sales to unaffiliated customers, as reported in the Company's Statements of Income. There are no inter-segment sales.

Some operating expenses, including general corporate expenses, have been allocated by specific identification or based on direct labor for items which are not specifically identifiable. In computing operating profit, none of the following items have been added or deducted: interest expense, income taxes, and non-operating income. Depreciation and amortization for the electronics industry and the leisure and recreation industry, respectively, was approximately $79,000 and $7,000 in 2003, $80,000 and $8,000 in 2002 and $105,000 and $11,000 in 2001. Capital expenditures were approximately $695,000 in 2003, $327,000 in 2002 and $63,000 in 2001.

Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash, prepaid expenses, and other current assets.

The following tables present information about reported segment revenues, operating profit or loss, and assets, and reconcile such segment information to the Company's consolidated totals:

2003	Year ended June 30, 2003 (in thousands) Electronics	Leisure and Recreation	Total Company
Total revenue	$6,270	$92	$6,362
Operating profit/(loss)	$607	$(107)	500
Interest expense and other income-net			(23)
Profit before income taxes			$477
Identifiable assets at June 30, 2003	$3,427	$671	$4,098
Corporate assets			2,223
Total assets at June 30, 2003			$6,321

2002	Year ended June 30, 2002 (in thousands) Electronics	Leisure and Recreation	Total Company
Total revenue	$8,446	$470	$8,916
Operating profit/(loss)	$1,555	$(16)	$1,539
Interest expense and other income-net			(80)
Profit before income taxes			$1,459
Identifiable assets at June 30, 2002	$2,465	$740	$3,205
Corporate assets			3,613
Total assets at June 30, 2002			$6,818

2001	Year ended June 30, 2001 (in thousands) Electronics	Leisure and Recreation	Total Company
Total revenue	$10,761	$125	$10,886
Operating profit/(loss)	$2,040	$(70)	$1,970
Interest expense and other income-net			(132)
Profit before income taxes			$1,838
Identifiable assets at June 30, 2001	$3,875	$563	$4,438
Corporate assets			2,180
Total assets at June 30, 2001			$6,618

L. Unaudited Quarterly Financial Data

2003	Revenue	Gross profit	Net income	Earnings per share Basic	Diluted
Sept. 30	$1,991,665	$438,086	$109,885	$.08	$.08
Dec. 31	1,679,185	484,836	88,064	.07	.06
Mar. 31	1,030,157	466,420	86,918	.06	.06
Jun. 30	1,660,825	296,790	1,574	.00	.00
Year	$6,361,832	$1,686,132	$286,441	$.21	$.20

2002	Revenue	Gross profit	Net income	Earnings per share Basic	Diluted
Sept. 30	$2,666,053	$685,152	$255,580	$.19	$.19
Dec. 31	2,148,712	846,169	239,201	.18	.17
Mar. 31	1,922,849	709,392	236,419	.18	.17
Jun. 30	2,178,435	562,399	144,315	.10	.10
Year	$8,916,049	$2,803,112	$875,515	$.65	$.63

2001	Revenue	Gross profit	Net income	Earnings per share Basic	Diluted
Sept. 30	$2,267,404	$636,965	$234,520	$.18	$.18
Dec. 31	2,365,480	722,418	233,840	.17	.17
Mar. 31	3,440,125	713,832	242,182	.18	.18
Jun. 30	2,813,091	913,824	392,373	.29	.27
Year	$10,886,100	$2,987,039	$1,102,915	$.82	$.80

Board of Directors of
The Dewey Electronics Corporation
Oakland, New Jersey

We have audited the accompanying balance sheets of The Dewey Electronics Corporation as of June 30, 2003 and 2002, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Dewey Electronics Corporation at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
September 18, 2003
Parsippany, New Jersey

PART

4

Officers

John H.D. Dewey
President and Chief Executive Officer

Edward L. Proskey
Sr. Vice President — Operations

Francis DeLorenzo
Vice President — Government Programs

Frances D. Dewey
Secretary

Thom A. Velto
Treasurer

Directors

Alexander A. Cameron, Jr.
President, Key Research & Market Development, Inc.
Business Consultants

Frances D. Dewey
Chairperson for the Board
Secretary of the Corporation

John H.D. Dewey
President and Chief Executive Officer *(since June 14, 2002)*
Management Consultant *(until June 14, 2002)*
President, Monastery Graphics, Inc.
Information Technology Consulting

LTG James M. Link, (USA Ret)
President and Director
Teledyne Brown Engineering
Systems Engineering

Nathaniel Roberts
General Manager
Callery-Judge Grove
Citrus Suppliers

Stock Traded: Over-The-Counter

Symbol: DEWY.OB

Registrar and Transfer Agency:
Registrar and Transfer Company
Cranford, New Jersey

Form 10-K
Shareholders may obtain a copy of the Company's annual report on form 10-K, as filed with the Securities and Exchange Commission, without charge by writing to Company Corporate Secretary, The Dewey Electronics Corporation, 27 Muller Road, Oakland, New Jersey 07436

It is also available in the Investor Relations section of the company website: www.deweyelectronics.com.


NEW YORK
OAKLAND
Stamford

The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

Phone: 201-337-4700
Fax: 201-337-3976
Email: dewey@deweyelectronics.com
Web: www.deweyelectronics.com
www.hedco.com